FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 17, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

WIMM-BILL-DANN FOODS OJSC LAUNCHES CHEESE SPREAD PRODUCTION

Press release

Moscow, 17 July 2003. Wimm-Bill-Dann Foods OJSC (NYSE: WBD) today announced the launch of cheese-spread production in Medvedovskaya, Krasnodar region. The company has invested approximately US$5 million in the project.

As part of its long-term development strategy, Wimm-Bill-Dann has completed the first stage of its cheese production program. The production facility located in Medvedovskaya, is part of Wimm-Bill-Dann’s Timashevsk dairy complex, which was acquired in 2000. Cheese spread production was launched in a newly built and dedicated production unit with a total area of 2,000 square meters.

The company has installed modern equipment in the cheese-spread plant, including melting pots produced by Stefan (Germany), and packing machines made by Sig Sapal (Switzerland) and Past Pack (Russia), with a total output capacity of 30 tons per day.

Wimm-Bill-Dann has launched production of Veselyi Molochnik (Happy Milkman) cream cheese in triangle trays of 125g and 200g and Ryzhii Ap (Ginger Up) in round trays of 70g with cream, chocolate and caramel flavors. The cheese is available in Moscow and will become available nationwide in the near future through the company’s distribution network.

Commenting on the announcement, Oleg Kuzmin, head of Wimm-Bill-Dann’s cheese production program, said: “This project will allow the company to become the leader on the Russian cheese market and build consumer confidence in domestically produced brands. In Russia, we see a substantial market for branded, high-quality cheeses available at an affordable price. We are making use of the latest equipment, in combination with traditional cheese-making methods and the careful selection of the finest raw materials. We have brought on board the industry’s top experts and set the highest levels of quality control for the final product.”

By the end of the year Wimm-Bill-Dann will launch the cheese production in Ufa region and will begin production of import-quality cheese in Altai region.

- ends -

For further enquiries contact:

Kira Kirioukhina

Wimm-Bill-Dann Foods OJSC

Moscow, Yauzky Bul., 16

Tel. 733 9726/9727

Fax 7339725

www.wbd.com

e-mail: kira@wbd.ru

or

Edward Baumgartner

Shared Value Ltd

Phone: +44 20 7321 5019

Fax: +44 20 7321 5020

e-mail: mboughton@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading producer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 23 manufacturing facilities in 19 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: July 17, 2003